Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 3 DATED AUGUST 4, 2021

TO THE OFFERING CIRCULAR DATED JUNE 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated June 29, 2021, as filed by us with the Securities and Exchange Commission on June 30, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update our distributions;
●	Announce our net asset value per share as of June 30, 2021;
●	Update our plan of operation; and
●	Update the description of our common shares.

Distributions

On June 30, 2021, our Manager authorized a daily cash distribution of $0.0017621918 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on July 1, 2021 and ending on July 31, 2021 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about August 15, 2021.

This distribution equates to approximately 6.0% on an annualized basis assuming a $10.72 per share net asset value, calculated for the period beginning July 1, 2021 and ending July 31, 2021. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Net Asset Value Per Share as of June 30, 2021

On August 3, 2021, our Manager determined that our net asset value (“NAV”) per share is $10.72 as of June 30, 2021. This NAV per share will be effective until updated by us on or about September 30, 2021, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of June 30, 2021 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2021.

As with any methodology used to estimate value, the methodology employed by Realty Mogul Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective August 4, 2021, the offering price per share is $10.72, our NAV per share as of June 30, 2021. As previously disclosed, the price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular). The price per share pursuant to our distribution reinvestment plan is $10.72 and repurchases of shares made pursuant to the share repurchase program will be made at $10.72.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of August 4, 2021, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $303 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $569 million. The aggregate value of properties owned by us is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of the Equity Investment (defined below) is based on the most recent purchase price. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co. or RMCC, as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Kings Landing – Creve Coeur, Missouri

On July 28, 2021, we acquired a $8,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns Kings Landing, a 152-unit, Class A- apartment community (the “Property”) in Creve Coeur, Missouri, a suburb of St. Louis, Missouri. In connection with the Equity Investment, the entity entered into a loan from an unaffiliated lender in an amount up to $33,500,000 (the “Kings Landing Loan”), with $30,000,000 in initial funding. The Kings Landing Loan is interest only for the duration of the loan, with a floating interest rate of one month London Inter-bank Offered Rate plus a spread of 315 basis points and a term of three years with two one-year extension options.

The entity will be managed by RM Communities Kings Landing GP, LLC (“RM Communities Kings Landing GP”), an affiliate of our Manager and a wholly-owned subsidiary of RM Communities, LLC (“RM Communities”), which is in turn, a wholly-owned subsidiary of Realty Mogul. RM Communities and RM Communities Kings Landing GP will be entitled to certain fees in connection with this transaction. RM Communities Kings Landing GP will also serve as the sponsor of this transaction.

Built in 2005, the Property consists of 152 residential units and four retail suites. Currently, the residential units are stabilized at 98% occupied and three of the retail suites are occupied. The business plan for the Property is to spend approximately $12,000 per residential unit for interior upgrades, including quartz countertops, vinyl flooring, refaced cabinets, updated lighting and fixtures and a modern technology package. Additionally, amenity and exterior upgrades totaling approximately $12,000 per unit will include painting and carpentry, hallway redesign, roof repairs, landscaping, signage, and upgrading the fitness center, clubhouse, and barbeque area.

As the only apartment community constructed in this submarket of Missouri between 2001 and 2015, we believe the Property is insulated from competition and uniquely positioned for strategic renovation. Additionally, Kings Landing’s construction as a mid-rise asset provides a significant contrast to the majority of Creve Coeur multifamily properties, which are primarily comprised of 1990s and older vintage, and largely garden-style units, with some high-end construction beginning in 2016. Additionally, the Property is the only property in the comparable set with ground-floor retail spaces.

In line with the real estate acquisition strategy of RM Communities, the Property is situated in a resilient submarket, which we believe has weathered the novel coronavirus (COVID-19) pandemic as compared to denser, urban areas. The Creve Coeur submarket is highly affluent and has a median area income of approximately $96,000, with higher education attainment of 68% and an unemployment rate of 5.1% compared to 6.1% nationally according to the United States Census Bureau and the United States Bureau of Labor Statistics. The city is recognized as a key node for technology and life sciences in the St. Louis region due to its concentration of life sciences and bio-science, technology and healthcare facilities, and businesses. Creve Coeur is the second largest office hub in the St. Louis metro.

RM Communities is the direct acquisition arm of Realty Mogul, an online real estate investment platform that has facilitated investments in over $3.5 billion of real estate as of July 31, 2021, including historical investments in over 19,000 apartment units as of July 31, 2021. Through RM Communities, Realty Mogul targets multifamily assets in stable and emerging U.S. markets and focuses on well-located properties with in-place cash flow. In addition to in-place cash flow, RM Communities targets investments with managerial upside or a value-add opportunity. RM Communities has partnered with an experienced property management company that specializes in, and has a track record with, the management and operation of multifamily properties locally. The property management company manages over 40,000 units within fifty cities.

As stated above, RM Communities and RM Communities Kings Landing GP will be entitled to certain fees in connection with this transaction. The following fees will be paid to RM Communities by the particular special purpose entity and not by us: (i) a 2.00% acquisition fee; and (ii) an asset management fee equal to an annualized 1.50% of Effective Gross Income (as defined below) that will be paid monthly for asset management services related to the Property. Effective Gross Income means the Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities Kings Landing GP is entitled to a promoted interest in amounts equal to 30% and 50% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, Chief Executive Officer of our Manager, and Eric Levy, Portfolio Manager of our Manager. We will not be entitled to any such promoted interest.

Synchrony Preferred Equity

As previously disclosed, on August 19, 2016, we acquired a $2,000,000 preferred equity investment related to the acquisition of a 150,00 square foot office property in Canton, Ohio, occupied by a single-tenant, Synchrony Financial.

On June 25, 2021, the preferred equity investment was paid off in full in the amount of $232,271, which included $230,351 in outstanding principal plus $1,920 in accrued interest.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares – Distributions”:

As of August 4, 2021, cumulative since inception, we have paid 57 consecutive monthly distributions to shareholders totaling over $15,700,000, of which approximately $7,400,000 was paid in cash and $8,300,000 was reinvested in our shares pursuant to the distribution reinvestment plan.